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瑞生國際律師事務所 November 12, 2009 Geoffrey Kruczek, Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Mail Stop 6010	Abu Dhabi Barcelona Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow	Munich New Jersey Orange County Paris Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Pypo China Holdings Limited Registration Statement on Form F-1 Filed on October 22, 2009 File No. 333-162617

Dear Mr. Kruczek:

On behalf of Pypo China Holdings Limited, a company with limited liability registered by way of continuation in the Cayman Islands (“PCHL”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No.1 to the Registration Statement on Form F-1 for PCHL (the “Amended F-1”), including exhibits.

The Amended F-1 responds to the comments set forth in the Commission’s letter to PCHL, dated November 2, 2009.  For your convenience, we have repeated each comment prior to the relevant response in bold and italics.  All references to page numbers below each heading correspond to the pages in the Amended F-1.

We are also sending courtesy copies of this letter to you by courier, together with a redline of the Amended F-1 marked to show changes from the original Registration Statement on Form F-1, as initially filed.

1.	Please revise your document to comply with all comments included in our letter dated November 2, 2009 regarding your post-effective amendment to Form S-4, file number 333-153492.

PCHL has revised the disclosure in the Amended F-1 to comply with all the comments in the Commission’s letter to PCHL dated November 2, 2009 regarding its post effective amendment to Form S-4, file number 333-153492.

Joseph A. Bevash Simon H. Berry Kenneth D. C. Chan	Stanley Chow Michael S. L. Liu Jane M. S. Ng	John A. Otoshi Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Patrick J. Flanagan (New York) Eugene Y. Lee (New York)	David J. Miles (England and Wales) David Zhang (New York)

November 12, 2009

Item 9, Undertakings, page II-8

2.           Please revise to include the undertakings required by Regulation S-K Item 512(a).

PCHL has revised the disclosure on pages II-9 and II-10 of the Amended F-1 to include the undertakings required by Regulation S-K Item 512(a).

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (852) 2912-2503, Allen Wang at (852) 2912-2512 or Stephanie Tang at (8621) 6101 6002.

Very truly yours,

/s/ David Zhang
of LATHAM & WATKINS

cc:
Dongping Fei, Chief Executive Officer, Pypo China Holdings Limited
Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Pypo China Holdings Limited
Allen Wang, Esq., Latham & Watkins
Stephanie Tang, Esq., Latham & Watkins
Mitchell Nussbaum, Esq., Loeb & Loeb LLP